SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 21 October 2022

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	2022 Third Quarter Trading Update dated 21 October 2022

Exhibit No: 99.1

21 October 2022
InterContinental Hotels Group PLC
2022 Third Quarter Trading Update

Highlights

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Q3 group RevPARa +28% vs 2021; +2.7% vs 2019, with Americas +6.8%, EMEAA (0.1)% and Greater China (20.0)%
●
Average daily rate +13% vs 2021, +11% vs 2019; occupancy +8%pts vs 2021, -6%pts vs 2019
●
Gross system size growth +4.3% YOY; opened 8.0k rooms (51 hotels) in Q3, similar to Q2 and ahead of Q1
●
Underlying removal rate -1.7% YOY; removals YTD equate to an annualised underlying rate of -1.3%
●
Net system size growth +2.6% YOY on an adjustedb basis
●
Global system of 888k rooms (6,061 hotels); 67% across midscale segments, 33% across upscale and luxury
●
Signed 13.2k rooms (89 hotels) in Q3, similar to Q2 and last year; global pipeline of 278k rooms, +2.9% YOY

Keith Barr, Chief Executive Officer, IHG Hotels & Resorts, said:

"Strong trading in the third quarter helped our group-wide RevPAR exceed pre-pandemic levels. Leisure stays saw rooms revenue increase 12% on 2019, while the ongoing return of business and group travel has been building each quarter through the year. RevPAR performance in the Americas was well ahead compared to three years ago and the EMEAA region was back to broadly flat on 2019 levels. Improvements in Greater China reflected the lifting of some of the Covid-related travel restrictions and, while the potential for further lockdowns there continues, we are pleased with overall group momentum.

Against a backdrop of inflationary pressure in most economies around the world, the strength of IHG's brands is clear with rate up 11% on 2019. As well as leisure rates being up around 15% in the quarter, business rates were up by 7% and group activity also saw rate move into positive territory on 2019 levels. Employment levels globally remain high, which supports occupancy levels that are 8%pts up on last year and now just 6%pts below 2019. Demand has therefore remained robust, and more is still to return in a number of segments and countries.

The industry is experiencing lower levels of new hotel opening activity, and with a particular impact from the restrictions in China. Despite this, in this latest quarter, we opened 51 hotels and signed 89 more into our pipeline. In the year to date our newer brands grew to be 12% of signings, while conversions increased to be over 30% of openings. We are also achieving the expected lowering of the removal rate to around 1.5%, with this driven by the success of the review activity undertaken last year that further improved the quality and consistency of our estate.

We remain focused on our strategy to develop IHG's portfolio of brands, invest in leading technology and transform our loyalty programme. These appeal very strongly to hotel owners to join our enterprise platform, and we continue to explore a number of organic opportunities to help deliver on our ambitions for net system size growth. We have also proven the resiliency of our business model and the ability for IHG to respond and adapt to opportunities and to macroeconomic uncertainties. These reinforce the confidence we have in our ability to drive attractive levels of long-term, sustainable growth."

Regional performance

Americas
Q3 RevPAR was up 6.8% vs 2019 (up 17% vs 2021). US RevPAR was up 6.2% vs 2019. Across the region, occupancy was 71%, down 3%pts on 2019, whilst rate was up 12%. Demand was boosted by a strong summer vacation period and Labor Day in the US, with leisure rooms revenue 13% higher than 2019 for the quarter overall. Sequential improvement in business travel also resulted in revenue from this category returning to 2019 levels. By brand for the region, Holiday Inn Express saw Q3 RevPAR exceed 2019 by 10%, with similarly strong performances at our Staybridge Suites and Candlewood Suites extended stay brands, and also Hotel Indigo.

Gross system size growth was +2.2% YOY, with 2.8k rooms (22 hotels) opened in the quarter. Net system size growth was +0.8% YOY on an adjusted basis. 5.3k rooms (50 hotels) were added to the pipeline, around 40% more than the prior quarter. Signings year-to-date of 16.9k (158 hotels) are more than 40% ahead of each of the last two years.

EMEAA
Q3 RevPAR was down just 0.1% vs 2019 (up 76% vs 2021). Occupancy was 70%, down 9%pts on 2019, whilst rate was up 12%. The prior lifting of Covid-related travel restrictions drove strong sequential improvement, with the region having previously seen RevPAR down 10% in Q2 and down 33% in Q1 on 2019 levels. Leisure-driven revenue was 8% ahead of 2019 for the quarter. By major geographic markets within the region, the breadth of RevPAR performance generally reflected the amount of return of international travel, together with the level of seasonal leisure demand. Q3 RevPAR vs 2019 levels therefore ranged from up 11% in Continental Europe, up 7% in the UK and up 3% in Australia, to down 12% in the Middle East, down 19% in South East Asia & Korea and down 35% in Japan.

Gross system size growth was +5.9% YOY, with 1.4k rooms (9 hotels) opened in the quarter. Net system size growth was +3.6% YOY on an adjusted basis. There were 2.5k rooms (13 hotels) added to the pipeline.

Greater China
Q3 RevPAR was down 20.0% vs 2019 (up 12% vs 2021). Occupancy was 55%, down 11%pts on 2019, whilst rate was down 4%. Having experienced RevPAR down 42% vs 2019 in Q1 and down 49% in Q2, there was significant improvement in the latest quarter as Covid-related travel restrictions eased. However, an increasing number of restrictions were reintroduced again towards the end of the quarter, with these continuing into October.

Gross system size growth was +8.7% YOY, with 3.8k rooms (20 hotels) opened in the quarter. Covid-related restrictions continued to impact the ability for new hotels to open, though the pace picked up from only 5 openings in Q1 and 14 in Q2. Net system size growth was +6.9% YOY on an adjusted basis. Signings also picked up from the prior quarter, with 5.4k rooms (26 hotels) added to the pipeline.

Unauthorised access to technology systems

IHG announced on 6 September that part of the Company's technology systems had been subject to unauthorised activity which had caused disruption to IHG's booking channels and other applications since the prior day. By 7 September, IHG had re-activated its booking websites and mobile app, together with most of its other booking channels and revenue-generating systems. Service at our Reservation and Customer Care call centres was subsequently recovered and all our systems restored. During the disruption to our central systems, IHG-branded hotels continued to operate and were able to take reservations directly. Our subsequent announcement on 29 September also updated that external specialists engaged to investigate the incident had identified no evidence of unauthorised access to systems storing guest data. We have continued to carry out additional steps as part of our recovery and assurance plans to review and further enhance security measures, and the criminal activity has been reported to law enforcement.

Share buyback update

At the time of reporting our half year results on 9 August 2022, IHG announced a $500m share buyback programme to return surplus capital to shareholders. The programme commenced on the date of that announcement and will end no later than 31 January 2023. The programme is currently 59% complete with $297.0m (£260.6m) having been cumulatively spent to date, repurchasing 5,648,895 shares at an average price of £46.12 per share. The programme to date has therefore reduced the total number of voting rights in the Company by 3.07% to 178,367,417 as at market close on Thursday 20 October 2022. Earnings per share is calculated using the weighted average number of shares in issue for the year which will reduce accordingly to take account of the timing of shares repurchased.

Debt facilities and currency exposure

As part of our debt facilities, IHG currently has six bond issues outstanding. These issues are GBP denominated or EUR denominated that were swapped to GBP at the time of issuance. The current gross debt outstanding, including the impact of swaps, is £2,113m. IHG also holds approximately £0.5bn in cash. Upon maturity in November 2022, a bond issue with £173m outstanding will be repaid from GBP cash resources. The remaining five bond issues have maturities phased broadly evenly between October 2024 and October 2028. IHG will therefore continue to hold approximately £1.6bn of net debt that will be translated into our USD reporting currency at the balance sheet date.

At the 30 June 2022 balance sheet date, the translation of the Group's bond debt was the principal driver of a favourable net foreign exchange benefit of $227m in the first half of the year. The translation rate was £1:$1.21 at 30 June 2022 and £1:$1.35 at 31 December 2021. On approximately £1.6bn of net debt, each 10c movement in the rate of exchange between balance sheet dates results in a translation impact of approximately $160m.

For further information, please contact:
Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
Joe Simpson (+44 (0)7976 862 072)
Media Relations:           Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Conference call for analysts and institutional shareholders:
Paul Edgecliffe-Johnson, Chief Financial Officer and Group Head of Strategy, will host a call commencing at 9:00am (London time) on 21 October. The live listen-only audio webcast can be accessed directly at https://www.investis-live.com/ihg/63404529bbaa6b0c0064cd38/fwjwq or via www.ihgplc.com/en/investors/results-and-presentations.

Analysts and institutional shareholders wishing to ask questions should use the following dial-in details for a Q&A facility:
UK:	0800 640 6441
UK local:	0203 936 2999
US:	+1 855 979 6654
US local:	+1 646 664 1960
All other locations:	+44 203 936 2999
Passcode:	47 78 26

An audio replay will also be available for 7 days using the following details:
UK:	0203 936 3001
US:	+1 845 709 8569
All other locations:	+44 203 936 3001
Passcode:	41 20 85

Website:
The full release and supplementary data will be available on our website from 7:00am (London time) on 21 October. The web address is www.ihgplc.com/en/investors/results-and-presentations.

About IHG Hotels & Resorts:
IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 17 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes, IHG has over 6,000 open hotels in more than 100 countries, and more than 1,800 in the development pipeline.

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Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
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Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
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Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, avid hotels
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Suites: Atwell Suites, Staybridge Suites,  Holiday Inn Club Vacations, Candlewood Suites

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 325,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the new IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn, Facebook and Twitter.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

Appendix 1: RevPARa movement summary at constant exchange rates (CER)

	Q3 2022 vs 2021			Q3 2022 vs 2019
	RevPAR	ADR	Occupancy	RevPAR	ADR	Occupancy
Group	27.8%	12.8%	7.9%pts	2.7%	11.3%	(5.8)%pts
Americas	16.7%	9.7%	4.2%pts	6.8%	11.9%	(3.4)%pts
EMEAA	76.1%	28.0%	18.9%pts	(0.1)%	12.2%	(8.6)%pts
G. China	11.7%	2.2%	4.6%pts	(20.0)%	(3.8)%	(11.2)%pts

	Q3 YTD 2022 vs 2021			Q3 YTD 2022 vs 2019
	RevPAR	ADR	Occupancy	RevPAR	ADR	Occupancy
Group	40.9%	19.3%	9.4%pts	(5.7)%	6.7%	(8.2)%pts
Americas	33.0%	16.6%	8.2%pts	1.5%	7.9%	(4.2)%pts
EMEAA	108.7%	31.0%	22.6%pts	(13.2)%	5.4%	(13.2)%pts
G. China	(13.9)%	(1.3)%	(6.3)%pts	(36.8)%	(12.4)%	(17.1)%pts

a  RevPAR is presented on a comparable basis, comprising groupings of hotels that have traded in all months in both years being compared. Comparable hotel groupings will be different for comparisons between 2022 vs 2021, 2022 vs 2019, 2021 vs 2019 and 2020 vs 2019. See 'Use of key performance measures and non-GAAP measures' in IHG's half year and full year results announcements for further information on the definition of RevPAR.

Appendix 2: RevPARa movement at CER vs actual exchange rates (AER)

	Q3 2022 vs 2021			Q3 2022 vs 2019
	CER	AER	Difference	CER	AER	Difference
Group	27.8%	22.7%	5.1%pts	2.7%	0.2%	2.5%pts
Americas	16.7%	16.2%	0.5%pts	6.8%	6.2%	0.6%pts
EMEAA	76.1%	53.1%	23.0%pts	(0.1)%	(9.1)%	9.0%pts
G. China	11.7%	6.0%	5.7%pts	(20.0)%	(18.0)%	(2.0)%pts

	Q3 YTD 2022 vs 2021			Q3 YTD 2022 vs 2019
	CER	AER	Difference	CER	AER	Difference
Group	40.9%	37.6%	3.3%pts	(5.7)%	(7.0)%	1.3%pts
Americas	33.0%	32.7%	0.3%pts	1.5%	1.0%	0.5%pts
EMEAA	108.7%	88.9%	19.8%pts	(13.2)%	(18.3)%	5.1%pts
G. China	(13.9)%	(15.9)%	2.0%pts	(36.8)%	(34.8)%	(2.0)%pts

Appendix 3: Monthly RevPARa (CER)

2022 vs 2021	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Group	54.8%	72.3%	56.9%	50.1%	43.8%	39.2%	24.1%	30.0%	29.7%
Americas	53.7%	65.1%	55.7%	48.1%	37.6%	28.0%	13.7%	16.8%	20.2%
EMEAA	92.7%	122.7%	146.1%	165.1%	156.3%	126.0%	92.3%	62.1%	75.8%
G. China	5.6%	36.9%	(39.8)%	(51.5)%	(45.6)%	(17.7)%	(10.0)%	76.1%	(6.5)%

2022 vs 2019	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Group	(24.4)%	(18.1)%	(12.1)%	(7.9)%	(5.4)%	(0.6)%	3.5%	1.0%	3.5%
Americas	(14.2)%	(8.2)%	(2.6)%	2.9%	2.0%	5.5%	7.0%	4.2%	9.2%
EMEAA	(41.9)%	(36.6)%	(22.5)%	(17.2)%	(8.3)%	(6.0)%	0.6%	(0.4)%	(0.6)%
G. China	(38.4)%	(31.7)%	(53.1)%	(58.6)%	(51.6)%	(35.5)%	(15.0)%	(17.9)%	(29.0)%

2021 vs 2019	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Group	(52.5)%	(53.8)%	(46.6)%	(41.4)%	(37.1)%	(31.0)%	(18.4)%	(23.0)%	(21.5)%	(19.2)%	(19.1)%	(12.1)%
Americas	(45.1)%	(45.4)%	(39.4)%	(32.3)%	(27.8)%	(19.7)%	(7.3)%	(12.1)%	(10.6)%	(10.5)%	(7.4)%	0.4%
EMEAA	(71.1)%	(72.7)%	(70.6)%	(70.1)%	(65.8)%	(59.4)%	(48.2)%	(38.2)%	(42.8)%	(36.3)%	(33.2)%	(30.2)%
G. China	(41.5)%	(51.1)%	(23.2)%	(14.9)%	(12.0)%	(21.5)%	(6.4)%	(55.2)%	(25.9)%	(24.6)%	(46.3)%	(28.1)%

2020 vs 2019	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Group	(1.5)%	(10.8)%	(55.1)%	(81.9)%	(75.6)%	(67.4)%	(58.1)%	(51.0)%	(50.9)%	(51.9)%	(55.3)%	(52.4)%
Americas	0.2%	(0.9)%	(49.0)%	(80.1)%	(72.5)%	(62.0)%	(54.0)%	(48.6)%	(46.4)%	(48.0)%	(51.4)%	(49.5)%
EMEAA	2.1%	(11.3)%	(62.7)%	(89.3)%	(88.5)%	(85.3)%	(74.7)%	(66.3)%	(69.9)%	(70.5)%	(72.4)%	(68.6)%
G. China	(24.6)%	(89.3)%	(81.4)%	(71.2)%	(57.1)%	(48.6)%	(35.9)%	(20.2)%	(11.0)%	(16.9)%	(22.5)%	(15.1)%

Appendix 4: System and pipeline summary of Q3 2022 YTD, YOY growths and total closing positions (rooms)

	System							Pipeline
	Openings	Removals	Net	Total	YTD%	YOY%	Adjusted YOY%b	Signings	Total
Group	22,967	(15,147)	7,820	888,147	+0.9%	(0.1)%	+2.6%	43,950	278,189
Americas	7,107	(3,561)	3,546	502,635	+0.7%	(1.0)%	+0.8%	16,850	99,429
EMEAA	8,275	(9,951)	(1,676)	222,524	(0.7)%	(1.6)%	+3.6%	10,603	80,668
G. China	7,585	(1,635)	5,950	162,988	+3.8%	+4.9%	+6.9%	16,497	98,092

b Adjusted for: 1) the removal of Holiday Inn and Crowne Plaza rooms that occurred in Q4 2021, driven by the review that was completed that year with 34.3k (151 hotels) exiting IHG's system for these two brands for the year as a whole, of which 17.6k (78 hotels) exited in Q1-Q3 and 16.7k (73 hotels) exited in Q4 2021; 2) the removal of 6.5k rooms (28 hotels) in Russia in Q2 2022, following IHG's announcements regarding ceasing all operations in that country.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	ASSISTANT COMPANY SECRETARY

Date:	21 October 2022